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SECURI[...] 02006401 [...]MMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 49517

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
Brown, Burke Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)



RECEIVED
FEB 26 2002
340

One Buckhead Plaza, 3060 Peachtree Road, Suite 1585
(No. and Street)

Atlanta *(City)* Georgia *(State)* 30305 *(ZIP Code)*

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon Burke (404) 364-2065
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

3/11/02

Smith & Radigan, Certified Public Accountants, LLC
(Name — if individual male lea, first, middle now)

780 Johnson Ferry Road, N.E.
Suite 600, (Address) Atlanta (City) Georgia (State) 30342-1434 (ZIP Code)

CHECK ONE
- X Certified Public Accountant
- __ Public Accountant
- — Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

L:\CLIENT\4\4832\Financial Statements\Form X-17A-5.doc

OATH OR AFFIRMATION

I, Jon Burke swear (or affirm) that, to the best of my knowledge and *belief* the accompanying financial statement and supporting schedules pertaining to the firm of Brown, Burke Securities, Inc. as of December 31, 2000, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Principal

Title



Notary Public

Notary Public, Cobb County, Georgia
My Commission Expires June 22, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between *the* audited and unaudited Statements of Financial Condition *with* respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on the internal control structure required by SEC Rule 17a-5(g)(1).

***For conditions of confidential treatment of certain portions of this filling. See section 240.17a-5(e)(3).*

BROWN, BURKE SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2001

BROWN, BURKE SECURITIES, INC.

Financial Statements

December 31, 2001

CONTENTS:

SMITH & RADIGAN
CERTIFIED PUBLIC ACCOUNTANTS, LLC

780 Johnson Ferry Road, NE, Suite 600
Atlanta, Georgia 30342-1434
Telephone (404) 255-1300
FAX (404) 255-1301
E-Mail: info@smithandradigan.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Brown, Burke Securities, Inc.

We have audited the accompanying balance sheets of Brown, Burke Securities, Inc. as of December 31, 2001 and 2000, and the related statements of operations, stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown, Burke Securities, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Atlanta, Georgia
February 18, 2002

BROWN, BURKE SECURITIES, INC.

Balance Sheets

ASSETS

	December 31, 2001	December 31, 2000
CURRENT ASSETS		
Cash	$ 16,632	$ 16,010
Securities available for sale	3,300	3,300
TOTAL ASSETS	$ 19,932	$ 19,310

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
CURRENT LIABILITIES		
Due to affiliate	$ 0	$ 2,089
TOTAL LIABILITIES	0	2,089
STOCKHOLDER'S EQUITY		
Common stock, par value $.01 per share:		
Authorized - 100,000 shares		
Issued and outstanding - 16,000 shares	160	160
Additional paid-in capital	20,840	20,840
Retained earnings (deficit)	(1,068)	(3,779)
TOTAL STOCKHOLDER'S EQUITY	19,932	17,221
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 19,932	$ 19,310

The Notes to Financial Statement are an integral part of this Statement.

BROWN, BURKE SECURITIES, INC.

Statements of Operations

	For the Year Ended December 31,	
	2001	2000
REVENUES		
Fee income	$ 111,246	$ 5,000
Interest income	393	878
	111,639	5,878
EXPENSES		
Accounting fees	5,268	788
Commission	53,160	0
Filing fees	1,477	0
General and administrative	739	323
Rents	6,000	6,000
Professional fees	42,284	150
	108,928	7,261
NET INCOME (LOSS)	$ 2,711	$ (1,383)

The Notes to Financial are an integral part of these Statements.

BROWN, BURKE SECURITIES, INC.

Statements of Cash Flows

	For the Year Ended December 31,	
	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 2,711	$ (1,383)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Increase (decrease) in due to affiliate	(2,089)	1,500
Total adjustments	(2,089)	1,500
Net cash provided by operating activities	622	117
CASH FLOWS FROM INVESTING ACTIVITIES:		
Due to affiliation purchase of securities	0	(3,300)
Net cash used by investing activities	0	(3,300)
INCREASE (DECREASE) IN CASH	622	(3,183)
CASH BALANCE, BEGINNING OF YEAR	16,010	19,193
CASH BALANCE, END OF YEAR	$ 16,632	$ 16,010

The Notes to Financial Statements are an integral part of these Statements.

BROWN, BURKE SECURITIES, INC.

Statements of Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Stockholders' equity at January 1, 2000	$ 160	$ 20,840	$ (2,396)	$ 18,604
Net loss for the year ended December 31, 2000	0	0	$ (1,383)	$ (1,383)
Stockholders' equity at December 31, 2000	160	20,840	(3,779)	17,221
Net income for the year ended December 31, 2001	0	0	$ 2,711	$ 2,711
Stockholders' equity at December 31, 2001	$ 160	$ 20,840	$ (1,068)	$ 19,932

The Notes to Financial Statements are an integral part of these Statements.

BROWN, BURKE SECURITIES, INC.

Notes to Financial Statement

December 31, 2001

Note A - Summary of Significant Accounting Policies

Organization

Brown, Burke Securities, Inc. ("the Company") was incorporated on December 13, 1991 in the State of Georgia under the name FCA Securities, Inc. Subsequently, the Company amended its articles of incorporation to change its name to Brown, Burke Securities, Inc.

The Company is registered with the Securities and Exchange Commission (SEC), the National Association of Securities Dealers (NASD) and the Georgia Securities Commission. Pursuant to this registration, the Company must maintain a minimum net capital of $5,000 and is not authorized to hold securities or funds for customers. The Company assists companies in raising capital by underwriting limited partnership offerings.

Statement of Cash Flows

Marketable securities that are highly liquid and have maturities of three months or less at the date of purchase would be considered as cash equivalents.

Securities Available for Sale

Available for sale securities consist of certain equity securities not classified as trading securities nor as securities to be held-to-maturity. Securities available for sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Realized gains and losses on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment in other comprehensive income. Gains and losses on the sale of available for sale securities are determined using the specific identification method. At December 31, 2001, the cost of the securities available for sale approximates the fair value.

Income Taxes

The Company elected and was granted Subchapter S status under the Internal Revenue Code. Under the provisions of Subchapter S, the Company is not liable for federal corporate income taxes. Instead, the stockholders include the Company's taxable income or loss in their individual income tax returns.

Revenues

Investment banking and consulting fees are recorded when earned, based upon the terms of contracts with clients, which is generally over the period of the contract, and private placement fee income is recognized at closing when the client receives its funds. Reimbursable expenses are reflected as fee income and receivables, to the extent management believes the amounts are collectible. Closings occur as part or all of the private placement offering is complete, depending on the terms of the offering.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BROWN, BURKE SECURITIES, INC.

Notes to Financial Statement - Continued

December 31, 2001

Note B – Minimum Capital

Under SEC Rule 15c3-1, the Corporation is required to maintain net capital of not less than $5,000 in 2001 and 2000. At December 31, 2001 and 2000, the Corporation's net capital as defined by SEC Rule 15c3-1 was $10,135 and $8,607 in excess of minimum net capital required, respectively.

Note C - Related Party Transactions

The Company has transactions with an affiliated company, Brown Burke Capital Partners ("the Affiliate"). The Company paid the Affiliate $40,000 and zero for services rendered to generate fee income during the years ended December 31, 2001 and 2000, respectively.

The Company pays the Affiliate rent for the office space they utilize and the Affiliate is responsible for all expenses associated with the office space. The agreement renews automatically every year unless one party objects to the renewal. The rent commitment for 2002 is $6,000. Rent expense for the years ended December 31, 2001 and 2000 was $6,000.

SUPPLEMENTARY INFORMATION

Schedule I

BROWN, BURKE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

NET CAPITAL		
Total stockholders' equity	$	19,932
Less: Non-allowable assets		(3,300)
Haircuts		(1,497)
Net capital	$	15,135
AGGREGATE INDEBTEDNESS		
Total liabilities	$	0
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
NET CAPITAL IN EXCESS OF THE MINIMUM REQUIREMENT	$	10,135
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0

Schedule II

BROWN, BURKE SECURITIES, INC.

RECONCILIATION OF NET CAPITAL COMPUTATION
UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE ACT OF 1934

December 31, 2001

	Reported in Unaudited Part II of Form X-17A-5	Difference	Reported in Audited Financial Statement
NET CAPITAL			
Total stockholder's equity	$ 19,932	$ 0	$ 19,932
Less: non-allowable assets	(3,300)	0	(3,300)
Haircuts	(1,497)	0	(1,497)
Net capital	$ 15,135	$ 0	$ 15,135

Schedule III

BROWN, BURKE SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

STATEMENT OF EXEMPTION FROM COMPLIANCE UNDER RULE 15c3-3

The Company is exempt from compliance with Rule 15c3-3 under Section (k)(2)(1) of the Rule. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption as of December 31, 2001.

SMITH & RADIGAN
CERTIFIED PUBLIC ACCOUNTANTS, LLC

780 Johnson Ferry Road, NE, Suite 600
Atlanta, Georgia 30342-1434
Telephone (404) 255-1300
FAX (404) 255-1301
E-Mail: info@smithandradigan.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholders
Brown, Burke Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Brown, Burke Securities, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Brown, Burke Securities, Inc. including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. No facts came to our attention indicating that such exemption had not been complied with. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL - CONTINUED

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Atlanta, Georgia
February 18, 2002